FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: October 16, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            16 October 2006, Director/PDMR Shareholding

Exhibit 99



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

UNILEVER PLC


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii


3. Name of person discharging managerial responsibilities/director

ALL DIRECTORS/PDMRs IN COMMON WITH ALL EMPLOYEES OF UNILEVER PLC


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SHARES HELD BY UNILEVER EMPLOYEE SHARE TRUST (JERSEY)


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NO


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 3 1/9P SHARES


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GREENWOOD NOMINEES LIMITED ACCOUNT NO: 438308


8. State the nature of the transaction

 i. EXERCISE OF EXECUTIVE OPTIONS BY SCHEME PARTICIPANTS
ii. EXERCISE OF SHARESAVE OPTIONS BY SCHEME PARTICIPANTS



9. Number of shares, debentures or financial instruments relating to shares acquired

N/A


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


11. Number of shares, debentures or financial instruments relating to shares disposed

i)

 a. 8,190
 b. 6,413
 c. 414
 d. 6,953
 e. 495
 f. 4,860
 g. 5,535

ii)

 a. 33,628
 b. 275
 c. 250

TOTAL: 67,013


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.005%


13. Price per share or value of transaction

i)

 a. 953.00p
 b. 1062.00p
 c. 1154.00p
 d. 1233.00p
 e. 1286.00p
 f. 1296.00p
 g. 1300.00p

ii)

 a. 1173.33p
 b. 1190.00p
 c. 1202.22p


14. Date and place of transaction

09-12  OCTOBER 2006, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)


17,968,366

1.384%


16. Date issuer informed of transaction

13 OCTOBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A


24. Name of contact and telephone number for queries

STUART WEEKS  020 7822 5190


Name and signature of duly authorised officer of issuer responsible for making notification

ALISON DILLON - DEPUTY SECRETARY


Date of notification

16 OCTOBER 2006

END